SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Beltz, Michael A. (Last) (First) (Middle) 17655 Waterview Parkway (Street) Dallas, TX 75252-8012 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Alliance Data Systems Corporation ADS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President and President, Transaction Services Group
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common	11/30/2001	X |	5,000 | A | $9.00	43,000 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Beltz, Michael A. - November 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$9.00	11/30/2001	X |	(D) 5,000	Varies (2) | 05/05/2007	Common - 5,000	$9.00	39,444	D
Employee Stock Option (right to buy)	$9.00				Varies (3) | 07/23/2008	Common - 38,888		38,888	D
Employee Stock Option (right to buy)	$9.90				Varies (4) | 11/30/2008	Common - 27,777		27,777	D
Employee Stock Option (right to buy)	$9.90				Varies (5) | 05/06/2009	Common - 22,222		22,222	D
Employee Stock Option (right to buy)	$15.00				Varies (6) | 08/31/2010	Common - 80,000		80,000	D
Employee Stock Option (right to buy)	$12.00				Varies (7) | 06/08/2011	Common - 38,048		38,048	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Attorney-in-Fact Michael A. Beltz Page 2 SEC 1474 (3-99)

Beltz, Michael A. - November 2001
Form 4 (continued)
FOOTNOTE Descriptions for Alliance Data Systems Corporation ADS

Form 4 - November 2001

Michael A. Beltz
17655 Waterview Parkway

Dallas, TX 75252-8012
Explanation of responses:

 (1)   Total beneficial ownership includes 28,000 unvested shares of common stock pursuant to a restricted stock grant.
(2)   These options are fully vested.
(3)   The option is exercisable for 9,722 shares on each of 1/31/99, 1/31/00, 1/31/01, and 1/31/02.
(4)   The option is exercisable for 6,944 shares on each of 1/31/99, 1/31/00, and 1/31/01, and for 6,945 shares on 1/31/02.
(5)   The option is exercisable for 5,556 shares on each of 1/31/00, 1/31/01, and 1/31/02 and for 5,554 shares on 1/31/03.
(6)   The option is exercisable for 26,400 shares on each of 8/31/01 and 8/31/02 and for 27,200 shares on 8/31/03.
(7)   The option is exercisable for 33% of the underlying shares on each of 8/31/01 and 8/31/02, and for 34% on 8/31/03.

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